

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2016

Felicia Thornton
Chief Financial Officer
99 Cents Only Stores LLC
4000 Union Pacific Avenue
City of Commerce, California 90023

> **Re:** **99 Cents Only Stores LLC**
> **Form 10-K for the Fiscal Year Ended January 30, 2015**
> **Filed April 22, 2015**
> **File No. 001-11735**

Dear Ms. Thornton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products